Exhibit 99.1

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

June 22, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of C3is Inc., which will be held on Friday, July 17, 2026 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece.

The following Notice of the 2026 Annual Meeting of Stockholders and 2026 Proxy Statement describe the items to be considered by the stockholders at the meeting.

Whether or not you are able to attend the 2026 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Even if you plan to attend the meeting, we urge you to vote as promptly as possible. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2026 Annual Meeting. Please vote as soon as possible.

We hope to see you on July 17th.

Sincerely,

Harry N. Vafias

Non-executive Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON JULY 17, 2026

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2025 audited financial statements are available at www.C3is.pro under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2026 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2026 ANNUAL MEETING.

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Friday, July 17, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders of C3is Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Friday, July 17, 2026 at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece for the following purposes:

1.	To elect two directors to hold office until the annual meeting of stockholders in 2029 and each such director’s successor has been duly elected and qualified;

2.	To ratify the appointment of our independent auditors;

3.

To approve one or more amendments to our Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of our issued and outstanding shares of common stock, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the exact ratio to be determined by our Board of Directors in its discretion; provided each such reverse stock split is effected within three years of such approval; and

4.	To transact such other business as may properly come before the 2026 Annual Meeting and any adjournments or postponements thereof.

During the 2026 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2025. Copies of our audited consolidated financial statements are being made available to stockholders together with the accompanying proxy statement. Our 2025 audited financial statements are also available on our website at www.C3is.pro under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, and Series A Convertible Preferred Stock, par value $0.01 per share, at the close of business on June 16, 2026 will be entitled to receive notice of, and to vote at, the 2026 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2026 Annual Meeting. Whether or not you expect to attend the 2026 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2026 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Harry N. Vafias

Non-executive Chairman of the Board of Directors

Athens, Greece

June 22, 2026

C3IS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

PROXY STATEMENT FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

To be held on Friday, July 17, 2026

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of C3is Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2026 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Friday, July 17, 2026, at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece and at any adjournments or postponements thereof.

On or about June 22, 2026, we will begin mailing our 2026 Proxy Statement, 2025 audited financial statements and proxy card.

VOTING METHODS

Internet Voting

All stockholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All stockholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Equiniti Trust Company, LLC, you are considered the “stockholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2026 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2026 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors, (iii) for the approval of one or more amendments to our Restated Articles of Incorporation, as amended (the “Restated Articles of Incorporation”), to effect one or more reverse stock splits and (iv) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2026 Annual Meeting or any adjournments or postponements thereof.

Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2026 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2026 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2026 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock and Series A Convertible Preferred Stock.

VOTING SECURITIES

Holders of our common stock and Series A Convertible Preferred Stock as of the close of business on June 16, 2026 will be entitled to notice of, and to vote at, the 2026 Annual Meeting or any adjournments or postponements thereof. On that date there were (1) 1,483,256 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2026 Annual Meeting and (2) 600,000 shares of Series A Convertible Preferred Stock, with an aggregate liquidation preference of $15,000,000 outstanding, the holder of which is entitled to 30 votes for each share of common stock into which the Series A Convertible Preferred Stock registered in their name is convertible with respect to each matter to be voted on at the 2026 Annual Meeting; provided, that the holder of Series A Convertible Preferred Stock may not exercise voting rights that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Stock, Common Stock or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Company. The holders of common stock and Series A Convertible Preferred Stock shall vote on the proposals as a single class. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of stockholders of record holding one-third of the total voting rights of shares entitled to vote at the 2026 Annual Meeting will constitute a quorum at the 2026 Annual Meeting.

Assuming that a quorum is present at the 2026 Annual Meeting, the directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. The approval of the proposal to approve one or more amendments to the Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the total voting power of the total number of shares issued and outstanding and entitled to vote at the 2026 Annual Meeting. Abstentions and broker non-votes will have the effect of a vote “Against” this proposal. Approval of other items at the 2026 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our Board currently consists of four directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. Our Board of Directors has determined that John Kostoyannis and George Xiradakis are each independent, as neither of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Harry N. Vafias and George Xiradakis are the Class III directors whose terms expire this year. Mr. Vafias and Mr. Xiradakis are each standing for election as a director at the 2026 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2029. Mr. Vafias and Mr. Xiradakis have each consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If any nominee becomes unable to stand for election as a director at the 2026 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identities and brief biographies of the nominees for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR each of the following nominees for director.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Harry N. Vafias	48	Non-Executive Chairman, Class III Director — Term to Expire in 2029	2022
George Xiradakis	61	Class III Director — Term to Expire in 2029(2)	2023

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
John Kostoyannis	59	Class II Director — Term to Expire in 2027(2)	2023
Dr. Diamantis Andriotis	44	Chief Executive Officer, President and Class I Director — Term to Expire in 2028	2022
(1)	As of July 1, 2026.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominees for Election

The Board of Directors has nominated the following individuals to each serve as director:

Class III Director

Harry N. Vafias

Non-executive Chairman of the Board of Directors

Harry N. Vafias is Non-executive Chairman of the Board of our company. He has also been Chairman of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum Inc., which is listed on the

Nasdaq Capital Market, since its inception in May 2021 and the President and Chief Executive Officer and a member of the Board of Directors of StealthGas Inc., which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the drybulk, tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Stealth Maritime and Brave Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Brave Maritime and served as manager for the sale and purchase departments of both Stealth Maritime and Brave Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Master’s Degree in Shipping, Trade and Transport.

Class III Director

George Xiradakis

George Xiradakis has served on our Board of Directors since June 2023. He has also been a member of the Board of Directors of Imperial Petroleum Inc. since 2021 and a director of Rubico Inc., both of which are listed on Nasdaq. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.

Directors Continuing in Office

The following directors will continue in office:

Class I Director

Dr. Diamantis Andriotis

Dr. Diamantis Andriotis has been our Chief Executive Officer, President and a member of the Board of Directors of our company since its inception in July 2022. Since 2008, Dr. Andriotis has worked for Stealth Maritime Corporation SA, where he holds the position of the Chief Executive Officer, and since 2014 he has been the Chief Technical Officer of StealthGas Inc. He has actively participated in the design of several new ships towards improved efficiency, reduced environmental footprint and maximizing operability as well as compliance with chartering requirements. Working for Vafias family companies he has contributed to the expansion of the fleet having gained extensive experience in every aspect of ship management. Dr. Andriotis studied Mechanical Engineering at City University, London. His Doctorate degree, under sponsorship by the world’s largest marine engine manufacturer, MAN B&W, involved experimental and numerical investigations of Diesel Engine fuel systems. During and after his Ph.D., he performed research at City University for various companies including Caterpillar (USA) and participated to various projects like the DTi project for the design of radically low emission diesel fuels. Dr. Andriotis is an active member of the committees of the leading classification societies as well as other shipping industry organizations.

Class II Director

John Kostoyannis

Director

John Kostoyannis has served on our Board of Directors since June 2023. He has also been a member of the Board of Directors of Imperial Petroleum Inc. since 2021 and StealthGas Inc. since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Certified Public Accountants S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2026. The Board recommends approval by our stockholders of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2026.

Representatives of Deloitte Certified Public Accountants S.A. are expected to be present at the 2026 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Certified Public Accountants S.A. has been our independent auditors since our inception in 2022 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ending 2024 and 2025 acting as our independent auditor since our inception in 2022. All services provided by Deloitte were pre-approved by the Audit Committee.

The table below sets forth the total amount billed and accrued for Deloitte for services performed in 2024 and 2025 and breaks down these amounts by the category of service (in thousands):

	2024	2025
Audit fees	$205	$278
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$205	$278

Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information and (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2024 or 2025.

Tax Fees

Deloitte did not provide any tax services in 2024 or 2025.

All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2024 or 2025.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2026.

PROPOSAL THREE—APPROVAL OF ONE OR MORE AMENDMENTS TO THE RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS

Our Board deems it advisable that the Board be granted the authority to implement, it its sole discretion, one or more reverse stock splits of the issued and outstanding shares of our common stock at a specific exchange ratio, to be set by the Board, between one-for-two and one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, at the discretion of the Board; provided each such reverse stock split is effected within three years of the stockholders’ approval. Except as described below with respect to fractional shares, at the effective time of a reverse stock split, shares of our common stock issued and outstanding immediately prior thereto will be automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the reverse split ratio, which shall be determined by the Board in its discretion within the set of ratios described above.

On June 15, 2023, the Company’s then sole stockholder approved, among other things, a form of amendment to the Company’s Restated Articles of Incorporation to, in the Board’s discretion, effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-500, inclusive, with the exact ratio to be set at a number within this range to be determined by the Board in its discretion, within three years after such stockholder’s approval. At a special meeting of shareholders on March 20, 2025, our shareholders approved one or more amendments of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-1,000, and cumulatively no more than one-for-1,000, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of such meeting. A one-for-100 reverse stock split, a one-for-2.5 reverse stock split, a one-for-6 reverse stock split, a one-for-20 reverse stock split and a one-for-7 reverse stock split have been implemented by the Board pursuant to these stockholder approvals, on April 11, 2024, December 31, 2024, April 3, 2025, January 23, 2026 and April 24, 2026, respectively, in order to regain and to maintain compliance with the minimum bid price requirement of the Nasdaq Capital Market (“Nasdaq”).

The Board has determined to seek approval from the Company’s stockholders to effect one or more reverse stock splits within a wider range of reverse stock split ratios, namely one-for-two to one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, as described herein, to provide the Board with the flexibility to effect one or more reverse stock splits at a specific ratio within this range to best facilitate achieving the objectives of the reverse stock splits described below.

Reasons for the Possible Reverse Stock Splits. The Board anticipates that a reverse stock split would increase our stock price, and consequently reduce the risk that our stock could be delisted from Nasdaq. To continue our listing on Nasdaq, which the Company and the Board believe is in the best interests of the Company and its stockholders, we must comply with Nasdaq Listing Rules, which include a minimum bid price of $1.00 per share.

The Board intends to effect a reverse stock split in connection with Proposal Three only if it believes that a decrease in the number of shares of common stock outstanding is likely to improve the trading price for the Company’s shares of common stock, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its stockholders. There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in regaining and/or maintaining compliance with Nasdaq requirements or that the price per share of the Company’s common stock immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.

The Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the U.S. Securities Exchange Act of 1934.

The Company is seeking approval from the stockholders of one or more amendments, substantially in the form below, to the Company’s Restated Articles of Incorporation to effect one or more reverse stock splits, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the Board granted authority to determine, in its sole discretion, whether to implement a reverse stock split, as well as its specific timing and ratio, within the set of ratios described above; provided such reverse stock split is effected within three years of such stockholder approval. If the stockholders approve this Proposal Three, the Board will have the sole authority to elect, in its sole discretion, without the need for any further action on the part of our stockholders, whether to implement one or more reverse stock splits, as well as its specific timing and ratio (within the set of ratios described above) of such reverse stock splits. Notwithstanding approval of one or more reverse stock splits by the stockholders, the Board of Directors may, in its sole discretion, abandon a proposed amendment and determine prior to the effectiveness of any filing with the Marshall Islands Registrar of Corporations not to effect a reverse stock split.

This proposed amendment to the Restated Articles of Incorporation would add a new paragraph to Section FOURTH of our Restated Articles of Incorporation reading in its entirety as follows:

“Reverse Stock Split. As of 11:59 p.m. Eastern time on     , 202  (the “Reverse Stock Split Effective Time”), each [insert number between two (2) and one thousand (1,000), inclusive,] shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that stockholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per share of Common Stock on the Nasdaq Stock Market on the trading day immediately preceding the Reverse Stock Split Effective Time, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of shares of Common Stock authorized to be issued or the par value of the Common Stock. No change was made to the number of registered shares of Preferred Stock the Corporation is authorized to issue or to the par value of the Preferred Stock.”

Effective Date. If implemented, a reverse stock split will become effective after filing of the Articles of Amendment reflecting such language with the Marshall Islands Registrar of Companies at the effective time specified therein. Except as explained below with respect to fractional shares, at the Reverse Stock Split Effective Time, shares of our common stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the exchange ratio selected by the Board from the approved exchange ratio range set forth above.

Fractional Shares. No fractional shares of common stock will be created or issued in connection with a reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares of our common stock as a consequence of a reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our common stock or, in the case of non-certificated shares of our common stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price per share of our common stock on Nasdaq on the last trading day prior to the effective date of a reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Odd Lots. A reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Common Stock and Par Value. A reverse stock split will not result in a change in the number of shares of authorized common stock or par value of the common stock. Because the Company’s authorized number of shares of common stock, which is currently set at 2,000,000,000 shares of common stock under the Company’s Restated Articles of Incorporation, will not decrease in accordance with a reverse stock split, effecting a reverse stock split would provide the Company with additional shares of common stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, sales of stock or securities convertible into shares of common stock and raising additional capital.

Effects of the Reverse Stock Split on Outstanding Warrants to Purchase Common Stock and Convertible Preferred Stock; Equity Awards and Warrants to Purchase Common Stock; Future Equity Issuances

If a reverse stock split is effected, the terms of equity awards granted under our equity plans, including the per share exercise price of options and the number of shares issuable under such options, will be proportionally adjusted to maintain their economic value, subject to adjustments for any fractional shares as described herein. In addition, the total number of shares of common stock that may be the subject of future grants under the equity plans, as well as any plan limits on the size of such grants will be adjusted and proportionately decreased as a result of any reverse stock split.

The number and exercise prices of outstanding warrants that we have issued will be correspondingly adjusted. Any reverse stock split that is effected is likely to result in a decrease in the exercise price and an increase in the number of Common Shares issuable upon exercise of our outstanding Class B-1, Class B-2, Class C-1 and Class C-2 Warrants pursuant to their terms. The conversion price of our Series A Convertible Preferred Shares would also adjust in the event of certain adjustments to the consideration per shares of common stock payable upon exercise of our outstanding warrants.

To raise capital to grow our business, we expect that in the future we sell shares of our common stock, and/or securities convertible into or exercisable for shares of our common stock, in one or more transactions at prices and in a manner the Company determines from time to time. These equity securities may contain terms providing for adjustments to the price and number of shares of common stock issuable thereunder upon the occurrence of a reverse stock split, which may be similar or differ from those contained in our outstanding Class B-1, Class B-2, Class C-1 and Class C-2 Warrants, which could result in the issuance of a significantly larger number of shares of common stock and consequently, greater dilution to existing stockholders.

Accounting Consequences. The par value per share of common stock would remain unchanged at $0.01 per share after a reverse stock split. As a result, on the effective date of a reverse stock split, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of a reverse stock split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of common stock outstanding. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders’ Equity for the effect of the reverse stock split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of a reverse stock split.

Material U.S. Federal Income Tax Consequences. The following is a summary of the material U.S. federal income tax consequences of a reverse stock split to U.S. Holders (as defined below) of our common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of a reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of shares of common stock that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from a reverse stock split.

A reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder’s proportionate interest in our earnings and profits. Assuming a reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on a reverse stock split (except for cash, if any, received in lieu of a fractional share of common stock);

•

The U.S. Holder’s aggregate tax basis of the common stock received pursuant to a reverse stock split, including any fractional shares of common stock not actually received, should be equal to the aggregate tax basis of such holder’s common stock surrendered in the exchange;

•	The U.S. Holder’s holding period for the common stock received pursuant to a reverse stock split should include such holder’s holding period for the common stock surrendered in the exchange; and

•

Cash payments received by the U.S. Holder for a fractional share of common stock generally should be treated as if such fractional share had been issued pursuant to a reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with a reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF A REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split. As soon as practicable after the effective date of a reverse stock split, the Company’s stockholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Equiniti Trust Company, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares of common stock in exchange for post-split common stock or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new stock certificates will be issued to stockholders, and any stockholder submitting a stock certificate will receive uncertificated shares of stock in return. Any pre-split shares of common stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of common stock. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Stockholders holding their shares of stock in book-entry form with the transfer agent need not take any action to receive post-split shares of stock or cash payment in lieu of any fractional interest, if applicable. If a stockholder is entitled to post-split shares of stock, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of common stock held following a reverse stock split.

Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding shares of stock in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered stockholders for processing a reverse stock split and making payment for fractional shares of stock. If a stockholder holds shares of stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

Approval of one or more amendments to the Restated Articles of Incorporation requires the affirmative vote of a majority of the total voting power of the total number of shares issued and outstanding and entitled to vote at the 2026 Annual Meeting.

Our Board of Directors recommends that stockholders vote “FOR” the approval of one or more amendments to the C3is Inc. Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the exact ratio to be determined by the Company’s Board of Directors in its discretion; provided each such reverse stock split is effected within three years of such approval.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.C3is.pro.

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.C3is.pro under the heading “Investor Relations” or by writing to the attention of Dr. Diamantis Andriotis, President and Chief Executive Officer, C3is Inc. at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Diamantis Andriotis, our President and Chief Executive Officer, or Nina Pyndiah, our Chief Financial Officer, will be voted at the 2026 Annual Meeting or any adjournments or postponements thereof FOR the election of the director nominees to the Board named on the proxy card or voting instruction form, FOR the ratification of the appointment of the independent auditors and FOR the approval of one or more amendments to our Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock. If any matter other than those described in this Proxy Statement properly comes before the 2026 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock and Series A Convertible Preferred Stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and 2025 audited financial statements should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address.

In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and 2025 audited financial statements to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and 2025 audited financial statements to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and 2025 audited financial statements, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to C3is Inc. at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.